UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                       SEC FILE NUMBER
                                                          000-50140

                                                         CUSIP NUMBER
                                                         00087F 10 2


(Check One): [ ] Form 10-K [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q
             [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

         For Period Ended:  November 30, 2009
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:__________________


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

SheerVision, Inc.
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Full Name of Registrant


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Former Name if Applicable
4030 Palos Verdes Drive N., Suite 104

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Address of Principal Executive Office (Street and Number)

Rolling Hills, CA 90274
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City, State and Zip Code


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PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort and expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[x]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N- CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III--NARRATIVE

State below, in reasonable detail, the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra Sheets if Needed)

The financial statements necessary to file the Form 10-Q in a timely fashion are not completed, and the Registrant cannot do so in a timely manner without unreasonable burden and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Suzanne Lewsadder                        (310)              265-8918
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      (Name)                          (Area Code)      (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.
                                SheerVision, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 14, 2010                    By   /s/ Suzanne Lewsadder
                                              -------------------------------
                                              Name: Suzanne Lewsadder
                                              Title:  Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                  Attachment A

      SheerVision, Inc. ("we" or "us") anticipates that it will report significant changes in its results of operations for the three months ended November 30, 2009 as compared to the prior fiscal year.

      Based on information available to us at this time, net sales decreased from $1,172,362 for the three months ended November 30, 2008 to $561,172 for the three months ended November 30, 2009, gross profit decreased from $705,886 for the three months ended November 30, 2008 to $441,233 for the three months ended November 30, 2009, operating expenses decreased from $636,304 in the three months ended November 30, 2008 to $471,504 in the three months ended November 30, 2009 resulting in a decrease of net profit from $65,807 for the three months ended November 30, 2008 to a net loss of $31,961 for the three months ended November 30, 2009.

      The decrease in net sales in the three months ended November 30, 2009 was principally due to a decrease in purchase orders from our now largest distributor. During the first quarter of 2008, our largest distributor, who was then a new strategic partner, was making one-time initial inventory purchases to build up its inventory for initial purchases and for use by its salespeople. In addition, as a result of the impact of the general economic downturn this distributor reduced its inventory levels for items that were not selling as well as originally projected and discounted products to drive sales in a more price-conscious market. The decrease in gross profits was attributable mainly due to a reduction in overall purchase orders from our largest distributor and lower per unit sales prices partially offset by an inventory adjustment of previously written off stock. The decrease in operating expenses was attributable principally to the decline in legal costs associated with the legal settlement that occurred in fiscal year 2008, a decrease in salary payments as a result of the departure of our former President and Secretary and a reduction in external accounting costs.

      The foregoing is qualified in its entirety by reference to our unaudited financial statements for the quarter ended November 30, 2009 to be filed in our Quarterly Report on Form 10-Q for the quarter ended November 30, 2009.